UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Type or Print Responses)
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1.   Name and Address of Reporting Person*

     Vivendi Universal, S.A.
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   (Last)                            (First)              (Middle)

     42, Avenue de Friedland
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                                   (Street)

     75380 Paris Cedex 08 France
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

     January 22, 2002
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3.   IRS or Social Security Number of Reporting Person (Voluntary)

      Not Applicable (foreign entity)
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4.   Issuer Name and Ticker or Trading Symbol

     EchoStar Communications Corporation (DISH)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)


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6.   If Amendment, Date of Original (Month/Day/Year)


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7.   Individual or Joint/Group Filing  (Check Applicable Line)

     [X]  Form filed by One Reporting Person

     [ ]  Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).


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

FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                                 Amount         sion or        Direct      6. Nature of
                         ----------------------                              or             Exercise       (D) or         Indirect
                         Date         Expira-                                Number         Price of       Indirect       Beneficial
1. Title of Derivative   Exer-        tion                                   of             Derivative     (I)            Ownership
   Security (Instr. 4)   cisable      Date           Title                   Shares         Security       (Instr. 5)     (Instr. 5)
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
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Series D Mandatorily    See Note (1)  See Note (2)   Class A Common Stock,  57,604,790   See Note (3)       I           See Note (4)
Convertible                                          par value $0.01 per
Participating Preferred                              share
Stock, par value
$0.01 per share
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====================================================================================================================================

Explanation of Responses:

(1) The 5,760,479 shares of Series D mandatorily convertible participating preferred stock, par value $.01 per share (the "Preferred Stock"), of EchoStar Communications Corporation, a Nevada corporation (the "Company") may only be held beneficially or of record by Vivendi Universal, S.A., a societe anonyme organized under the laws of France ("Vivendi Universal"), or any direct or indirect wholly owned subsidiary of Vivendi Universal (collectively "the Holders", each individually a "Holder"). Each share of Preferred Stock is convertible into 10 shares of Class A common stock, par value $.01 per share (the "Common Stock") of the Company upon the election of the Holder that is the owner of record upon the date of such election.

(2) In the event that none of the Holders elect to convert shares of Preferred Stock in the manner described in Note (1), each share of Preferred Stock will mandatorily convert into 10 shares of Common Stock upon the earliest to occur of: (i) the effective time of the merger contemplated by the Agreement and Plan of Merger, dated as of October 28, 2001, by and between the Company and Hughes Electronics Corporation, a Delaware corporation, (ii) Vivendi Universal or its subsidiaries cease to own Preferred Stock or Common Stock representing, on a fully converted basis, 51% or more of the total shares of Common Stock underlying the Preferred Stock issued on January 22, 2002 to Financiere De Videocommunication, a societe anonyme organized under the laws of France ("Financiere") and wholly owned subsidiary of Groupe Canal+, a societe anonyme organized under the laws of France and wholly owned subsidiary of Vivendi Universal, (iii) the purported sale, assignment, transfer or other disposition of such share of Preferred Stock or beneficial ownership thereof to any person other than a Holder, or (iv) January 22, 2007.

(3) The purchase price of the Preferred Stock was $1,499,999,929.21 in cash. On the terms described in Notes (1) and (2), each share of Preferred Stock is convertible into 10 shares of Common Stock.

(4) On January 22, 2002 the Preferred Stock was purchased by Financiere in exchange for the consideration described in Note (3).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.



VIVENDI UNIVERSAL, S.A.


by  /s/ George E. Bushnell III                           January 22, 2002
   -------------------------------------                -----------------
   Name:  George E. Bushnell III                        Date
   Title: Vice President and Corporate Counsel

**Signature of Reporting Person




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